Achieve Clinics, Inc.

Financial statements for the year ended

December 31, 2021

Contents

ACHIEVE CLINICS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2021
(unaudited; in whole U.S. dollars)

ASSETS

Current assets:
Cash and cash equivalents	$	4,873
Inventories		-
Prepaid expenses		-
Other current assets		-
Total current assets		4,873

Property, plant, and equipment		-

Other assets:
Deferred legal fees		-
TOTAL ASSETS	$	4,873

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$	-
Credit cards payable		267
Shareholder loan		5,000
Total Current Liabilities		5,267
TOTAL LIABILITIES		5,267

Shareholders' equity:
Retained Earnings		(394)
Additional paid in capital		
TOTAL SHAREHOLDERS' EQUITY		(394)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		4,873

ACHIEVE CLINICS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
Year ended December 31, 2021
(unaudited; in whole U.S. dollars)

REVENUE	$	-
COST OF GOODS SOLD		-
Gross profit		-
OPERATING EXPENSES:		
Research and development expenses		-
Selling, general, and administrative expenses:		
Advertising and promotion		**34**
IT expenses		**82**
Conferences and training		**21**
Depreciation		-
Meals and entertainment		**111**
Miscellaneous expenses		-
Office supplies		**32**
Professional fees		-
Rent and lease		**114**
Travel		-
Total selling, general, and administrative expenses		**394**
Total operating expenses		**394**
NET OPERATING PROFIT (LOSS)		**(394)**
OTHER INCOME/(EXPENSE):		
Interest expense, net		-
NET INCOME (LOSS)		**(394)**

ACHIEVE CLINICS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2021

(unaudited; in whole U.S. dollars)

Statement of Changes in Equity	Year Ended Dec, 2021
Opening Balance	$0.00
Net profit/loss	-$394.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	-$394.00

ACHIEVE CLINICS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2021
(unaudited; in whole U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings (loss)	$ (394)
Adjustments to reconcile net income to net cash from operations:	
Depreciation and amortization	
(Increase) decrease in assets:	
[other current assets]	
Increase (decrease) in liabilities:	
Accounts payable	
Credit cards	267
Net cash from operating activities	**(127)**

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of property and equipment	-
Net cash from investing activities	**-**

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from shareholder loan	**5,000**
Net cash from financing activities	**5,000**
NET INCREASE (DECREASE) IN CASH	**4,873**
CASH AT BEGINNING OF PERIOD	**-**
CASH AT END OF PERIOD	**4,873**

ACHIEVE CLINICS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from May 28, 2021, through December 31, 2021.

Achieve Clinics LLC was formed as a limited liability company registered in the State of Delaware on May 28, 2021. Achieve Clinics, Inc. was incorporated in the State of Delaware on December 5, 2022, via a conversion of Achieve Clinics LLC to a corporation.

Achieve Clinics is revolutionizing how cancer patients can access innovative cell therapy treatments as well as how cell therapy innovators can accelerate and optimize their therapies. The Achieve Clinics Process enables patients to preemptively undergo the critical cell therapy step of leukapheresis as early as possible – even before chemotherapy – all at no cost to them. With Achieve, patients can ensure they are optimally positioned to benefit from innovative autologous cell therapies with a recallable, cryopreserved supply of their immune cells that are as healthy as possible.

For its industry partners and customers, Achieve Clinics will provide an unprecedented ability to enroll clinical trials on-demand and administer autologous cell therapies via a single patient visit, as well as to access an invaluable inventory of large format patient-derived immune cell specimens for research use and process development.

Achieve Clinics, Inc. is headquartered in Los Angeles, California.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Achieve Clinics LLC and Achieve Clinics, Inc. (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include pandemics, recession, competition, or changes in cancer cell therapy technology or regulation. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Inventories
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, there was no balance of inventory related to finished goods or work in progress.

Intangible Assets
To date, the Company has not recorded intangible assets. Future intangible assets may consist of patents. Patents costs are expected to be amortized over the useful life of the patent.

Property and Equipment
To date, the Company has not acquired any property or equipment assets. Property and equipment will be reported at cost. Depreciation is to be computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses may be carried forward to reduce taxable income in future years.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Management did not make use of any fair-value estimates during the periods reported here.

Concentrations of Credit Risk
From time to time, cash balances held at a major financial institution may exceed federally insured limits of $250,000.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of Company-controlled cellular product. Unshipped orders may be recorded as deferred revenues. The Company did not record revenue during the year ended December 31, 2021.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. There were no research and development costs for the year ending December 31, 2021.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. To date, the Company has not recorded any transactions involving foreign currency.

Equity Based Compensation
The Company has not yet issued equity based compensation to employees and does not yet have material activity to record according to ASC 718 (Stock Compensation).

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment
The Company has no reportable property or equipment as of December 31, 2021.

4 Equity
Common Stock
As of December 31, 2021, no shares have been issued.

Equity Based Compensation
The Company did not have an active stock option incentive plan during 2021.

5. Subsequent Events
The Company has evaluated subsequent events through August 22, 2023. It has been determined that no events require additional disclosure.